FARNSWORTH BANCORP, INC.
                             789 FARNSWORTH AVENUE
                              BORDENTOWN, NJ 08505


June 22, 1998



Jessica Livingston, Esq.
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549


                  RE:      Farnsworth Bancorp, Inc. (the "Company")
                           333-56689
                           ----------------------------------------

Dear Ms. Livingston:

     Please be advised that the delaying amendment language was inadvertently omitted from the facing page of the above-referenced Company's Registration Statement on Form SB-2. Accordingly, the following language is hereby added to the bottom of the facing page of the Registration Statement:


     "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

     Thank you for your cooperation in this matter.


                                                   Sincerely,


                                                   /s/Gary N. Pelehaty
                                                   -----------------------------
                                                   Gary N. Pelehaty
                                                   President and CEO